UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Information contained in this form 6-K report

As previously reported, On October 20, 2025, ZK International Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain Non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 10,010,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of $2.09 per share.

The transaction closed on November 14, 2025 where the Company issued an aggregate of 10,010,000 Ordinary Shares for an aggregate consideration of $20,920,900.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 17, 2025	ZK International Group Co., Ltd.

	By:	/s/ Ruihong Ma
	Name:	Ruihong Ma
	Title:	Chief Executive Officer

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